Nymox Pharmaceutical Corporation
9900 Cavendish Blvd.
St. Laurent, QC, Canada

August 13, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	Jeffrey P. Riedler
Austin Stephenson

Re:	Nymox Pharmaceutical Corporation
Form 20-F for the Fiscal year Ended December 31, 2012
Filed March 15, 2013
File No. 001-12033

Dear Sirs:

This letter is being submitted in response to the comment letter dated August 6, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 20-F of Nymox Pharmaceutical Corporation (the “Corporation”) filed with the Commission on March 15, 2013 for the fiscal year ended December 31, 2012 (SEC File No. 001-12033) (the “Form 20-F”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Corporation’s responses to a particular comment set out immediately underneath. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 20-F.

General

1. In your response, please ensure that you provide the complete proposed disclosure that you intend to supply in your future annual reports for both prior comments 1 and 2, and include the proposed disclosure that is responsive to our prior comment letters, including the letters of July 3, 2013, July 24, 2013, and this letter.

In response to the Staff’s comments, the Corporation proposes to add the following disclosure under the heading “NX-1207 for Enlarged Prostate (BPH)” in its future annual report filings (updated as appropriate):

“On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa (“Licensed Territories”). Under the agreement, the Corporation licensed its patents to the compound NX-1207 for the Licensed Territories to Recordati for the treatment of benign prostatic hyperplasia (“BPH”). The parties may agree on the licensing of additional indications for NX-1207 in accordance with specific provisions in the agreement, with regulatory milestones for any such indication to be negotiated based on the indication’s commercial potential.

Upon signing the agreement, Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), which is the total amount of milestone payments received from Recordati to date. The agreement provides for a milestone payment by Recordati upon first obtaining a marketing authorization for the product for the BPH indication in the EU as well as incremental commercial sales milestone payments upon achieving successive annual net sales milestones for the product. The agreement does not provide a cap on aggregate milestone payments but milestone payment obligations are subject to achieving regulatory approval in the EU and reaching specified annual net sales levels. By way of example only, if annual net sales reach €300 million in the Licensed Territories, the aggregate milestone payments can exceed €100 million under the agreement. However, there can no assurance that necessary regulatory approvals and appropriate levels of reimbursement and pricing will be obtained or that annual net sales, if any, will meet milestone thresholds.

The agreement further provides for Recordati to make tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are met. The Corporation is not obliged by any other licensing agreement to share the royalty, supply or milestone payments made by Recordati with any third party.

Under the agreement, Recordati is responsible for carrying out clinical trials and obtaining regulatory approvals and for commercialization in the Licensed Territories. The Corporation retains responsibility for the manufacture and supply of NX-1207 drug product to Recordati. Unless terminated earlier in accordance with the agreement, the term of the agreement is for the period of market exclusivity conferred by the licensed patent rights and by applicable regulatory extensions of exclusivity for approved pharmaceutical products in the Licensed Territories. Early termination of the agreement may occur upon a failure by a party to make any payment when due, following any other uncured material breach of any material representations, warranties, covenants or obligations, or upon the bankruptcy or insolvency of either party. In addition, Recordati may terminate the agreement if it reasonably determines that it cannot market, distribute or sell the NX-1207 drug product within the Licensed Territory on a profitable basis or if Recordati is otherwise unable to obtain required regulatory approvals for the NX-1207 drug product based on commercially reasonable efforts (including with respect to labeling).”

In addition, the Corporation proposes to add the following disclosure under the heading “Patents and Intellectual Property Rights” in its future annual report filings (updated as appropriate):

“The Corporation has three issued U.S. patents covering NX-1207 that relate to the composition of the compound, its formulation and its methods of use. The earliest expiry date for these U.S. patents is in 2022. Under current U.S. laws, if NX-1207 is approved for marketing by the FDA, the product may be eligible for a patent term extension of up to five years, depending on the duration of the regulatory testing and review phases prior to FDA approval, as well as up to five years of data exclusivity protection. The Corporation has issued patents and pending patent applications relating to NX-1207 in other countries, including EU member states (Great Britain, Germany, France, Italy, The Netherlands, Sweden and Spain), Israel, Russia, China, Japan, South Korea, India, Indonesia, Australia, New Zealand, South Africa, Canada, Mexico and Brazil. The Corporation does not license any material patents related to NX-1207 from any third parties.”

Item 4
NX-1207 for Enlarged Prostate (BPH), page 14

2. We note your response to our prior comment 1 and reissue the comment in part. We acknowledge that the agreement does not provide an explicit “cap” on milestone payments, but we note that there are individual triggering events for a specified number of milestones in the agreement. We view the potential aggregate amount you could receive under this agreement in milestone payments as material information to investors.

Response

In response to the Staff’s comments, the Corporation proposes to add the following disclosure under the heading “NX-1207 for Enlarged Prostate (BPH)” in its future annual report filings:

“By way of example only, if annual net sales reach €300 million in the Licensed Territories, the aggregate milestone payments can exceed €100 million under the agreement. However, there can no assurance that necessary regulatory approvals and appropriate levels of reimbursement and pricing will be obtained or that annual net sales, if any, will meet milestone thresholds.”

To further address regulatory milestone payments, the Corporation also proposes to add the following disclosure under the heading “NX-1207 for Enlarged Prostate (BPH)” in its future annual report filings:

“The parties may agree on the licensing of additional indications for NX-1207 in accordance with specific provisions in the agreement, with regulatory milestones for any such indication to be negotiated based on the indication’s commercial potential.”

The Corporation hereby acknowledges that:

  the Corporation is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

  the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses, please do not hesitate to call me at (514) 332-3222.

Very truly yours,

/s/ Roy Wolvin
Roy Wolvin

Chief Financial Officer

cc:	Jack Gemmell, Nymox Pharmaceutical Corporation
Jason Comerford, Osler, Hoskin & Harcourt LLP